REPORT UNDER

SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA)

SECTION 176 OF THE SECURITIES ACT (ALBERTA)

1.	Name and Address of Offeror:

Pacific Hydro International Pty Ltd. (the “Offeror”)

C/Level 10, 474 Flinders Street

Melbourne, Victoria 3000 Australia

2.	Designation and number or principal amount of securities and the Offeror’s security holding percentage in the class of securities of which the Offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release under the early warning requirements, and whether it was ownership or control that was acquired in those circumstances:

The Offeror has on January 27, 2006 entered into a subscription agreement for the purchase of 4,333,333 units of securities comprising of one common share (“Common Share”) and one non-transferable common share purchase warrant (“Warrant”) (the Common Shares and Warrants are collectively the “Units”) in the capital of Western Wind Energy Corp. (TSX Venture Exchange: WND-VN) (the “Issuer”), a British Columbia company. The closing of the foregoing purchase of Units, which was conducted on a private placement basis, occurred on January 27, 2006.

The subscription price was Cdn.$1.50 for each Unit for a total consideration of Cdn.$6,500,000. Each Warrant enables the Offeror to purchase one common share of the Issuer for a period of two years from the date of issue at a price of Cdn.$1.60 per common share.

The purchase was made pursuant to an Exclusivity Deed dated October 19, 2005, between the Issuer and the Offeror.

The Common Shares which constitute part of the Units were issued from the treasury of the Issuer. Immediately prior to the acquisition of the Common Shares, the Offeror owned approximately 8.7% of the issued capital of the Issuer and 1,666,667 common share purchase warrants.

3.	Designation and number or principal amount of securities and the Offeror’s security holding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the news release:

After the acquisition of the Common Shares, the Offeror holds 6,000,000 common shares of the Issuer, or approximately 26% of the Issuer’s total issued capital, and holds 6,000,000 common share purchase warrants entitling the Offeror to acquire additional common shares of the Issuer. Upon the exercise of all warrants that it owns, the Offeror would own approximately 41% of the issued capital of the Issuer.

4.	Designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in items 3 over which:

(a)	the Offeror, either alone or together with any joint actors, has ownership and control:

See as described above in paragraph 3.

(b)	the Offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the Offeror or any joint actors:

Not applicable.

(c)	the Offeror, either alone or together with any joint actors, has exclusive or share control but does not have ownership:

Not applicable.

5.	The name of the market in which the transaction or occurrence that gave rise to the reporting obligation took place:

Not applicable.

6.	Purpose of the Offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

The acquisition of the securities was made for investment purposes. The Offeror may, depending on market and other conditions, increase or decrease its beneficial ownership, control or direction over securities of the Issuer, through market transactions, private agreements, treasury issuances, exercise of options, convertible or exchangeable securities or otherwise.

7.	General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the Offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

See as described above in paragraph 2.

8. Names of any joint actors in connection with the disclosure required herein

Not applicable.

9.	In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the Offeror:

See as described above in paragraph 2.

10.	If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the reporting issuer’s securities:

Not applicable.

DATED this 27th day of January 2006.

PACIFIC HYDRO INTERNATIONAL PTY LTD.

Per: “signed” Rob Grant

Director